                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 24)*



                   TRANSCONTINENTAL REALTY INVESTORS, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                        Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 893-617-209
                     -----------------------------------
                                (CUSIP Number)

        Robert A. Waldman
        10670 North Central Expressway, Suite 600
        Dallas, Texas  75231  (214) 692-4758
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                              November 17, 1995
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 893-617-209                                        PAGE 2 OF 17 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              American Realty Trust, Inc.
              54-0697989
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


              Georgia
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                          735,047
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                        -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                          735,047
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                          -0-

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


              735,047
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


              27.5
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


              CO
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 893-617-209                                         PAGE 3 OF 17 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Basic Capital Management, Inc.
           75-2261065
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


           Nevada
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                          155,175
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                        -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                          155,175
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                          -0-

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           155,175
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           5.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


           CO
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 893-617-209                                        PAGE 4 OF 17 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Syntek Asset Management, L.P.
           75-2163161
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


           Delaware
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                          17,650
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                        -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                          17,650
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                          -0-

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           17,650
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           0.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


           PN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 893-617-209                                         PAGE 5 OF 17 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Continental Mortgage and Equity Trust
           94-2738844
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


           California
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                          53,000
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                        -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                          53,000
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                          -0-

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           53,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           2.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


           OO
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 893-617-209                                         PAGE 6 OF 17 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The Gene E. Phillips Children's Trust
           13-6599769
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


           Texas
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                          31,000
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                        -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                          31,000
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                          -0-

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           31,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           1.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


           OO
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                    TRANSCONTINENTAL REALTY INVESTORS, INC.
                             CUSIP NO. 893 617 209



Item 1.  Security and Issuer

         Item 1 is hereby amended to read as follows:

         This statement relates to the Common Shares, $.01 par value (the "Shares"), of Transcontinental Realty Investors, Inc. ("TRI"), a Nevada corporation (the "Corporation"), and amends the amended statement on Schedule 13D filed on June 30, 1995. The principal executive offices of TRI are located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

Item 2. Identity and Background

        Item 2 is hereby amended to read as follows:

        This statement is being filed on behalf of Basic Capital Management, Inc. ("BCM"), American Realty Trust, Inc. ("ART"), Continental Mortgage and Equity Trust ("CMET"), Syntek Asset Management, L.P. ("SAMLP") and the Gene E. Phillips Children's Trust (the "GEP Trust") (collectively the "Reporting Persons").

         BCM, ART, CMET, SAMLP, and the GEP Trust may be deemed to constitute a "person" within the meaning of Section 13 (d) of the Securities Exchange Act of 1934, as amended, because Gene E. Phillips is a general partner of Syntek Asset Management, L.P., BCM is beneficially owned by a trust established for the benefit of Mr. Phillips' children, BCM serves as advisor to CMET and ART, and Mr. Phillips' son, Ryan T. Phillips, serves as a director of BCM and ART and is a beneficiary of the GEP Trust.

         (I) BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate investment trusts. The principal place of business and principal office of BCM is 10670 North Central Expressway, Suite 600 Dallas, Texas 75231.

         BCM is owned by Realty Advisors, Inc., a Nevada corporation. Realty Advisors, Inc. is owned by a trust established for the benefit of the children of Gene E. Phillips. The directors and executive officers of BCM are as follows:

     Name                   Position(s) with BCM
     ----                   --------------------
Randall M. Paulson          President

Oscar W. Cashwell           Executive Vice President

Thomas A. Holland           Executive Vice President and
                              Chief Financial Officer

Clifford C. Towns, Jr.      Executive Vice President, Finance

Bruce A. Endendyk           Executive Vice President

    Name                    Position(s) with BCM
    ----                    --------------------
Cooper B. Stuart            Executive Vice President

Mark W. Branigan            Executive Vice President

Robert A. Waldman           Senior Vice President, General
                             Counsel and Secretary

Drew D. Potera              Vice President, Treasurer
                             and Securities Manager

Ryan T. Phillips            Director

Mickey Ned Phillips         Director


                 Mr. Paulson's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Paulson's present principal occupation is President of BCM. Mr. Paulson is a citizen of the United States of America.

                 Mr. Cashwell's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Cashwell's present principal occupation is Executive Vice President of BCM. Mr. Cashwell is a citizen of the United States of America.

                 Mr. Holland's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Holland's present principal occupation is Executive Vice President - Chief Financial Officer of BCM. Mr. Holland is a citizen of the United States of America.

                 Mr. Towns' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Towns' present principal occupation is Executive Vice President of BCM. Mr. Towns is a citizen of the United States of America.

                 Mr. Endendyk's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Endendyk's present principal occupation is Executive Vice President of BCM. Mr. Endendyk is a citizen of the United States of America.

                 Mr. Branigan's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Branigan's present principal occupation is Executive Vice President of BCM. Mr. Branigan is a citizen of the United States of America.

                 Mr. Stuart's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Stuart's present principal occupation is Executive Vice President of BCM. Mr. Stuart is a citizen of the United States of America.

                 Mr. Ryan T. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Ryan T. Phillips' present principal occupation is an independent real estate investor. Ryan T. Phillips is a citizen of the United States of America.

               Mr. Mickey Ned Phillips' business address is 264 Rolling Hills Circle, Gaffney, South Carolina 29340. Mr. Phillips' present principal occupation is owner of Phillips Remodeling Co. Mr. Phillips is a citizen of the United States of America.

               (II) CMET is a real estate investment trust organized and existing under the law of the State of California. CMET's principal business activity is investments in real estate. The principal place of business and principal office of CMET is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

               The following is a list of each executive officer and trustee of
CMET:

Name                        Position(s) with CMET
----                        ---------------------
Randall M. Paulson          President

Thomas A. Holland           Executive Vice President and
                             Chief Financial Officer

Bruce A. Endendyk           Executive Vice President

Robert A. Waldman           Senior Vice President, Secretary
                             and General Counsel

Drew D. Potera              Treasurer

Geoffrey C. etnire          Trustee

Bennett B. Sims             Trustee

Ted P. Stokley              Trustee

Martin L. White             Trustee

John P. Parsons             Trustee

Edward G. Zampa             Trustee


               Information with respect to Messrs. Paulson, Holland, Endendyk, Waldman and Potera is disclosed in (I) above.

               Mr. Etnire's business address is 4900 Hopyard Road, Suite 260, Pleasanton, California 94588. Mr. Etnire's present principal occupation is an Attorney. Mr. Etnire is a citizen of the United States of America.

               Mr. Stokely's business address is 10670 North Central Expressway, Suite 640, Dallas, Texas 75231. Mr. Stokely's present principal occupation is Real Estate Consultant for Eldercare Housing Foundation. Mr. Stokely is a citizen of the United States of America.

               Mr. Sims' business address is 62 West 91st Street, Apt. #3,
New York, New York 10024. Mr. Sims' present principal occupation is Professor at New York University. Mr. Sims is a citizen of the United States of America.

                 Mr. White's business address is 8051 Coach Drive, Oakland, California 94605. Mr. White is Chairman and Chief Executive Officer of Community Based Developers, Inc. Mr. White is a citizen of the United States of America.

                 Mr. Parsons' business address is 73155 Deer Grass Drive, Palm Desert, California 92262. Mr. Parsons' is Chairman and Chief Executive Officer of Pierpont Corporation. Mr. Parsons is a citizen of the United States of America.

                 Mr. Zampa's business address is Number Fifty Osgood Place, Suite 110, San Francisco, California 94133. Mr. Zampa is General Partner of Edward G. Zampa and Company. Mr. Zampa is a citizen of the United States of America.

                 (III) The GEP Trust is a trust formed under the laws of Texas for thebenefit of the children of Gene E. Phillips. The trustee of the GEP Trust is Mr. Phillips' brother, Donald W. Phillips.

                 Gene E. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Gene E. Phillips' present principal occupation is Chief Executive Officer of Syntek West, Inc. Gene E. Phillips is a citizen of the United States of America.

                 Donald W. Phillips' business address is 10670 North Central Expressway, Suite 410, Dallas, Texas 75231. Donald W. Phillips' present principal occupation is President and owner of Big D Oil Field Equipment Sales. Donald W. Phillips is a citizen of the United States of America.

                 (IV) ART is a real estate investment company organized and existing as a Georgia corporation. ART's principal business activities include investment in real estate and in other business ventures. The principal place of business and principal office of ART is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.


                 The following is a list of each executive officer and director of ART:



Name                        Position(s) with ART
----                        --------------------
Ryan T. Phillips            Director

Al Gonzalez                 Director

Oscar W. Cashwell           Director

Dale A. Crenwelge           Director

Karl L. Blaha               President

Thomas A. Holland           Executive Vice President and
                             Chief Financial Officer

Randall M. Paulson          Executive Vice President

Name                        Position(s) with ART
----                        --------------------
Bruce A. Endendyk           Executive Vice President

Robert A. Waldman           Senior Vice President, Secretary
                             and General Counsel

Drew D. Potera              Treasurer


         Information with respect to Messrs. Paulson, Holland, Endendyk, Waldman and Potera is disclosed in (I) above.

         Mr. Gonzalez' business address is 4455 Alpha Road, Building 2, Dallas, Texas 75244. Mr. Gonzalez' present principal occupation is President of AGE Refining, Inc. Mr. Gonzalez is a citizen of the United States of America.

         Mr. Cashwell's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Cashwell's present principal occupation is Executive Vice President of BCM. Mr. Cashwell is a citizen of the United States of America.

         Mr. Crenwelge's business address is 10208 Echo Ridge Drive, Austin, Texas 78750. Mr. Crenwelge's present principal occupation is the President of Longhorn Consultants Commercial Real Estate Group, Inc. and Crenwelge Commercial Consultants, Inc. Mr. Crenwelge is a citizen of the United States of America.

         Mr. Blaha's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Blaha's present principal occupation is Executive Vice President of Carmel Realty, Inc. Mr. Blaha is a citizen of the United States of America.

         (V) SAMLP is a Delaware limited partnership engaged in the business of investing in real estate and real estate related assets. The principal place of business and principal office of SAMLP is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

         SAMLP has no officers or directors. The general partners of SAMLP are Gene E. Phillips and Syntek Asset Management, Inc. ("SAMI"). SAMI is a corporation organized and existing under the laws of the State of Texas. SAMI is a wholly-owned subsidiary of BCM. SAMI's principal business activities include investment in real estate and in other business ventures. Its principal place of business and principal office is located 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

         Information with respect to Mr. Phillips is disclosed in (III) above.

        During the last five (5) years, (i) none of the persons enumerated in
(I) through (V) above, as amended, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and (ii) none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.  Interest in Securities of the Issuer

         Item 5 is hereby amended to read as follows:

         (a)      Share Ownership

         The following tables show the Shares owned directly and beneficially by the Reporting Persons on the date of this statement:

                             Shares Owned Directly

                                                 Number of                         Percent of
Name                                               Shares                          Class (1)
----                                             ---------                         ----------
BCM                                                155,175                            5.8%
CMET                                                53,000                            2.0%
ART                                                735,047                           27.5%
SAMLP                                               17,650                            0.7%
GEP Trust                                           31,000                            1.2%

                 TOTAL                             991,872                           37.1%

                           Shares Owned Beneficially

                                                 Number of                        Percent of
Name                                               Shares                         Class (1)
----                                             ---------                        ----------
ART                                                735,047                           27.5%
BCM                                                155,175                            5.8%
CMET                                                53,000                            2.0%
SAMLP                                               17,650                            0.7%
Gene E. Phillips (2)                                17,650                            0.7%
GEP Trust                                           31,000                            1.2%
Al Gonzalez (3)                                    735,047                           27.5%
Ryan Phillips (3)(4)(5)                            921,222                           34.4%
Dale A. Crenwelge (3)                              735,047                           27.5%
Oscar W. Cashwell (3)(4)                           890,022                           33.3%

Total shares beneficially
  owned by Reporting Persons                       991,872                           37.1%

         (1) Percentage calculations are based upon 2,674,850 Shares outstanding at November 17, 1995. Total and addends may not match due to rounding.

         (2) May be deemed to be a beneficial owner of the Shares held directly by SAMLP by virtue of the relationship to SAMLP as described in Item 2, as herein amended.

         (3) May be deemed to be a beneficial owner of the Shares held directly by ART by virtue of the relationship to ART as described in Item 2, as herein amended.

         (4) May be deemed to be a beneficial owner of the Shares held directly by BCM by virtue of the relationship to BCM as described in Item 2.

         (5) May be deemed to be a beneficial owner of the Shares held directly by the GEP Trust by virtue of the relationship to the GEP Trust as described in Item 2.

                 (b)      Voting and Dispositive Power

         Each of the directors of ART share voting and dispositive power over the 735,047 Shares owned by ART. The directors of BCM exercises voting and dispositive power over the 155,175 Shares held by BCM. Each of the Trustees of CMET share voting and dispositive power over the 53,000 Shares held by CMET. The Trustee of GEP Trust has complete voting and dispositive power over all of the Shares owned by the GEP Trust.

                 (c)      Transactions in Securities

                          The following table lists the purchase transactions
in the Shares that were effected by the Reporting Persons during the past sixty days:

Reporting                                Number of                  Price             Type of
Person                    Date             Shares                  Per Share         Transaction
---------                 ----           ----------                ---------         -----------
ART                       07/05/95            200                   $15.00           Open Market
ART                       07/06/95            100                   $15.00           Open Market
ART                       08/01/95            500                   $15.00           Open Market
ART                       08/01/95            100                   $15.00           Open Market
ART                       08/02/95            400                   $15.00           Open Market
ART                       08/03/95          1,300                   $15.00           Open Market
ART                       08/04/95            200                   $15.00           Open Market
ART                       08/04/95            100                   $15.00           Open Market
ART                       08/07/95            900                   $15.00           Open Market
ART                       08/08/95            900                   $15.00           Open Market
ART                       08/09/95            400                   $15.00           Open Market
ART                       08/10/95            200                   $15.00           Open Market
ART                       08/11/95            500                   $15.00           Open Market

Reporting                                Number of                  Price             Type of
Person                    Date             Shares                  Per Share         Transaction
---------                 ----           ----------                ---------         -----------
ART                       08/15/95          1,000                   $15.00           Open Market
ART                       08/15/95          1,000                   $15.00           Open Market
ART                       08/15/95            100                   $15.00           Open Market
ART                       08/16/95            400                   $15.00           Open Market
ART                       08/17/95            500                   $14.75           Open Market
BCM                       08/18/95            200                   $15.00           Open Market
BCM                       08/22/95            200                   $15.00           Open Market
ART                       09/26/95            700                   $15.00           Open Market
ART                       10/04/95            400                   $15.00           Open Market
ART                       10/05/95            400                   $15.00           Open Market
ART                       10/06/95            300                   $15.00           Open Market
ART                       10/09/95            200                   $15.00           Open Market
ART                       10/09/95          4,000                   $15.00           Open Market
BCM                       10/09/95          2,600                   $15.00           Open Market
BCM                       10/12/95            500                   $15.00           Open Market
BCM                       10/13/95            900                   $15.00           Open Market
BCM                       10/13/95          1,000                   $15.00           Open Market
BCM                       10/13/95            500                   $15.00           Open Market
BCM                       10/16/95            500                   $15.00           Open Market
ART                       11/09/95          1,200                   $15.00           Open Market
ART                       11/09/95            400                   $14.75           Open Market
BCM                       11/10/95          2,000                   $15.00           Open Market
ART                       11/10/95            100                   $15.00           Open Market
ART                       11/13/95            100                   $15.00           Open Market
ART                       11/14/95            600                   $15.00           Open Market
ART                       11/17/95          1,200                   $15.00           Open Market


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         Item 6 is hereby amended to read as follows:

         ART has pledged 8,250 shares to Advest, pledged 3,000 shares to The Advisors Group, pledged 9,000 shares to Alex Brown (TX), pledged 37,750 shares to Allied, pledged 3,000 shares to Arnold Securities, pledged 10,000 shares to Baker & Co., pledged 15,300 shares to Bear Stearns, pledged 13,000 shares to Bidwell, pledged 9,000 shares to Brokerage Svcs Div., pledged 4,900 shares to Brown & Co., pledged 12,050 shares to C.J. Lawrence, pledged 10,000 shares to Comerica, pledged 10,000 shares to Cowen & Co., pledged 1,000 shares to Dain Bosworth, pledged 23,096 shares to Dean Witter (CA), pledged 8,000 shares to Dillon Read, pledged 5,400 shares to Equitable, pledged 25,171 shares to Everen Sec. (CA), pledged 16,100 shares to Everen Sec. (TX), pledged 7,500 shares to First Southwest, pledged 12,000 shares to Global Strategies, pledged 28,538 shares to Goldman Sachs, pledged 12,000 shares to Hambrecht & Quist, pledged 10,000 shares to Howe Barnes, pledged 7,000 shares to Interstate/J.L., pledged 12,000 shares to JB Oxford, pledged 2,000 shares to Jefferies (TX), pledged 13,000 shares to Kirpatrick Pettis, pledged 15,000 shares to Legg Mason (NY), pledged 20,000 shares to Legg Mason (TX), pledged 7,000 shares to Lombard, pledged 3,700 shares to May Financial, pledged 20,000 shares to McDonald & Co., pledged 15,000 shares to Montgomery, pledged 10,000 shares to Morgan Keegan, pledged 16,000 shares to Mutual Securities, pledged 42,471 shares to NationsBanc, pledged 4,000 shares to Nationwide Sec., pledged 15,000 shares to Olde, pledged 25,000 shares to Oppenheimer (NY), pledged 28,171 shares to Oppenheimer (TX), pledged 4,000 shares to Pacific Brokerage, pledged 1,000 shares to Piper Jaffray, pledged 22,000 shares to The Principal, pledged 17,000 shares to Quick & Reilly, pledged 1,000 shares to Rauscher Pierce, pledged 1,600 shares to Raymond James, pledged 21,000 shares to Regions Investment, pledged 12,625 shares to Robert Baird, pledged 20,400 shares to Rodman & Renshaw, pledged 2,500 shares to Roney & Co., pledged 1,700 shares to Schramme Sec., pledged 10,550 shares to Securities of America, pledged 2,000 shares to Southwest Sec., pledged 16,000 shares to Thomas F. White, pledged 10,500 shares to Tucker Anthony, pledged 4,000 shares to UBS Securities, pledged 7,000 shares to Wachovia, pledged 8,000 shares to Washington Discount and pledged 22,775 shares to Wedbush Morgan in stock margin accounts maintained by it with such brokers.

         BCM has pledged 3,900 shares to Advest, pledged 10,000 shares to the Advisors Group, pledged 14,700 shares to Allied, pledged 6,000 shares to American Express Financial, pledged 3,100 shares to Baker & Co., pledged 3,300 shares to Bear Stearns, pledged 2,700 shares to Brokerage Svcs Div., pledged 4,000 shares to Brown & Co., pledged 4,000 shares to C.J. Lawrence, 2,000 shares to Cowen & Co., pledged 3,600 shares to Dean Witter (CA), pledged 7,000 shares to Dillon Read, pledged 5,000 shares to Everen Sec. (CA), pledged 7,000 shares to H.D. Vest, pledged 2,300 shares to Hambrecht & Quist, pledged 4,000 shares to Kirpatrick Pettis, pledged 5,000 shares to Legg Mason (NY), pledged 2,000 shares to Legg Mason (TX), pledged 3,000 shares to Lombard, pledged 2,000 shares to Nationsbanc Cap., pledged 2,000 shares to The Ohio Co., pledged 6,000 shares to Olde, pledged 15,625 shares to Oppenheimer (TX), pledged 10,950 shares to Piper Jaffray, pledged 3,000 shares to The Principal, pledged 2,000 shares to Raymond James, pledged 1,000 shares to Regions Investment, pledged 5,000 shares to Rodman & Renshaw, pledged 5,000 shares to Signet, pledged 3,000 shares to Southwest Sec., pledged 4,000 shares to Wachovia and pledged 3,000 shares to Worthen in stock margin accounts maintained by it with such brokers.

         CMET has pledged 10,000 shares to Goldman Sachs, pledged 32,000 shares to JW Charles and pledged 11,000 shares to Neuberger in stock margin accounts maintained by it with such brokers.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 1995

                             SYNTEK ASSET MANAGEMENT, L.P.

                             By:  Syntek Asset Management, Inc.
                                       Managing General Partner



                             By:     /s/Randall M. Paulson
                                 ---------------------------------------
                                       Randall M. Paulson
                                       President


                             AMERICAN REALTY TRUST, INC.



                             By:    /s/Karl L. Blaha
                                 ---------------------------------------
                                       Karl L. Blaha
                                       President


                             BASIC CAPITAL MANAGEMENT, INC.



                             By:    /s/Drew D. Potera
                                 ---------------------------------------
                                       Drew D. Potera
                                       Treasurer


                             GENE E. PHILLIPS CHILDREN'S TRUST



                             By:    /s/Donald W. Phillips
                                 ---------------------------------------
                                       Donald W. Phillips
                                       Trustee


                             CONTINENTAL MORTGAGE AND EQUITY TRUST



                             By:    /s/Randall M. Paulson
                                 ---------------------------------------
                                       Randall M. Paulson
                                       President